SIGMA LITHIUM ANNOUNCES ADDITIONAL
SALE OF 150,000T PLUS 350,000T OPTIONAL
OF HIGH PURITY LITHIUM FINES; PRODUCTION-BACKED REVOLVER OF US$96 MILLION

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HIGHLIGHTS

•	The Company announces the sale of 150,000 tonnes of high purity lithium fines at US$140/t upon warehouse delivery at the port of Vitoria. The agreement includes an option to sell an additional 350,000 tonnes at market prices.

•	Sigma Lithium is pleased to report that the resumption of production cadence initiates client payments to the Company under the working capital revolver (of US$96 million) backed by 70,500 tonnes of high-grade lithium oxide concentrate to be supplied in 2026.

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São Paulo, February 13, 2026 – Sigma Lithium Corporation (TSXV/NASDAQ: SGML, BVMF: S2GM34), (“Sigma Lithium” or “the Company”), a leading global lithium producer dedicated to powering the next generation of electric batteries with socially and environmentally sustainable lithium concentrate, announces the sale of 150,000 tonnes of high purity lithium fines with 1% of lithium oxide content (“Low Grade Product”) at a net final price of US$140/t.

The same agreement gives the buyer an option to purchase an additional 350,000 tonnes of the Low Grade Product at market prices upon warehouse delivery at the port of Vitoria. The volume optionality ensures the flexibility to respond to robust market conditions for the Low Grade Product and customer requirements across the Company’s portfolio.

The commercial success of Sigma Lithium's Low Grade Product can potentially generate the equivalent proceeds of sales of 70,000 tonnes of Sigma Lithium's high-grade lithium oxide concentrate (“High Grade Lithium Concentrate”).

The sale of the Low Grade Product is the “sustainability reward” for the shareholders of the Company: the successful commercialization is made possible by the quality of the Low Grade Product, which is industrialized using the innovative lithium dense media separation technology of Sigma Lithium’s Greentech Plant that preserves the chemical integrity of the lithium crystal structure.

As a result of the superior quality of the Low Grade Product, Sigma Lithium’s clients achieved up to 60% recovery in re-processing, obtaining lithium concentrate with over 4% lithium oxide content (priced at approximately US$1,370/t currently on average by Shanghai Metals Market).

PRODUCTION-BACKED REVOLVER

The resumption of production cadence of the High Grade Lithium Concentrate triggers the commencement of pre-payments under the revolver facility of US$96 million, strengthening Sigma Lithium’s near-term liquidity.

The unsecured binding agreement signed with a leading company in the battery materials supply chain, provides for the supply of 70,500 tonnes of High Grade Lithium Concentrate by Sigma Lithium during 2026. Under the terms, each prepayment’s fixed installment of US$8 million occurs 30 days prior to production and delivery to the Port of Vitoria of an agreed upon quantity. The first prepayment was disbursed, as previously announced, on January 13th. . Each prepayment carries an interest of SOFR +1% for 30 days until final sale upon delivery to the Port of Vitoria.

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The pricing of each sale is determined to match the prevailing spot market price for High Grade Lithium Concentrate, as per the major indexes, preserving full exposure to price upside and demonstrating a disciplined sales approach as lithium market fundamentals continue to improve.

Sigma Lithium’s VP of Commercial Catarina Noci said: “This production-backed revolving agreement reflects our client’s confidence in Sigma Lithium´s ability to deliver consistent High Grade Lithium Concentrate volumes at scale. It builds on a relationship that has developed steadily over time and underscores our role in the lithium supply chain. It follows more than a year of commercial collaboration through our trading partners, during which we have supplied High Grade Lithium Concentrate to support the client’s businesses. It speaks to the reliability and quality of our product, as well as to the strength of the partnership we have established.

Sigma Lithium’s VP of Business Development Marina Bernardini said: “Our sequential sales of the Low Grade Product show how this material can generate recurring value, demonstrating its marketability. Continuous demand for the Low Grade Product has supported the creation of an additional revenue stream for the Company. This opportunity stems from both our large existing inventory of Low Grade Product available for reprocessing and the ongoing annual generation of approximately 300,000 tonnes of this material through our Greentech Plant’s dry stacking technology. Our sustainability-centered relationships are mutually beneficial, as our clients generate additional value by concentrating our Low Grade Product into higher grade lithium material”.

ABOUT SIGMA LITHIUM

Sigma Lithium Corporation (NASDAQ: SGML, TSXV: SGML, BVMF: S2GM34), (“Sigma Lithium” or “the Company”), is a leading global lithium producer dedicated to powering the next generation of electric batteries with socially and environmentally sustainable lithium oxide concentrate.

The Company operates one of the world’s largest lithium production sites—the fifth-largest industrial-mineral complex for lithium oxide concentrate—at its Grota do Cirilo operation in Brazil. Sigma Lithium is at the forefront of environmental and social sustainability in the electric battery materials supply chain. The Company’s Greentech Industrial Plant combines dry stacking, the reuse of 100% of water, zero use of toxic chemicals and the use of 100% renewable electricity. For more than two years Sigma Lithium has not experienced an accident with lost time.

Sigma Lithium currently has a nameplate capacity to produce 270,000 tonnes of lithium oxide concentrate on an annualized basis (approximately 38,000–40,000 tonnes of LCE) at its mine and state-of-the-art Greentech Industrial Plant. The Company has initiated the construction of a second plant to double its production capacity. For more information about Sigma Lithium, visit our website

FOR ADDITIONAL INFORMATION PLEASE CONTACT

Anna Hartley, Vice President of Global Banking and Investor Relations

anna.hartley@sigmalithium.com.br

+44 7866 458 093

Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium

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FORWARD-LOOKING STATEMENTS

This news release includes certain “forward-looking information” under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to timing and costs related to the general business and operational outlook of the Company, the environmental footprint of tailings and positive ecosystem impact relating thereto, donation and upcycling of tailings, timing and quantities relating to tailings and Green Lithium, achievements and projections relating to the Zero Tailings strategy, achievement of ramp-up volumes, production estimates and the operational status of the Grota do Cirilo Project, and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations or developments that the Company believes, expects or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in Brazil; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to operate its mineral projects including that the Company will not experience any materials or equipment shortages, any labour or service provider outages or delays or any technical issues. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedarplus.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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